UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42604

TMD ENERGY LIMITED

(Exact name of Registrant as specified in its charter)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 29, 2025, TMD Energy Limited (the “Company”) issued a press release announcing its financial results for the six months transition period ended June 30, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated September 29, 2025, TMD Energy Limited Reports for Six Months Transition Period Ended June 30, 2025 Financial Result

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

	By:	/s/ Dato’ Sri Kam Choy Ho
	Name:	Dato’ Sri Kam Choy Ho
Date: September 29, 2025	Title:	Director and Chief Executive Officer